PRIMERO TO RELEASE THIRD QUARTER 2014 RESULTS ON NOVEMBER 6, 2014

Toronto, Ontario, October 3, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) announced today that it plans to release its third quarter 2014 operating and financial results on Thursday, November 6, 2014.

A conference call is scheduled for Thursday, November 6, 2014 at 10:00 a.m. (ET), to discuss these results. Participants may join the call by dialing North America toll free 1 (866)-229-4144 or 1 (416) 216-4169 for calls outside Canada and the U.S. and entering the participant passcode 7187630#.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here:
http://event.onlineseminarsolutions.com/r.htm?e=856534&s=1&k=7C94A9C584D5C402F1FBF06B2FF30A3A

A recorded playback of the call will be available until, Friday, February 5, 2015 by dialing North America toll free 1 (888) 843-7419 or 1 (630) 652-3042 for calls outside Canada and the U.S. and entering the call back passcode 7187630#.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com